EXHIBIT 12.0

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

Fixed charges:
Interest expense	$4,728	$4,616	$9,148	$9,722
Rental expense deemed interest	121	103	254	221

Total fixed charges	$4,849	$4,719	$9,402	$9,943

Earnings before income tax	$322,041	$248,877	$606,991	$523,078
Add back:
Fixed charges	4,849	4,719	9,402	9,943

Total earnings before income
tax and fixed charges	326,890	253,596	616,393	533,021

Adjustments:
Realized (gains)/losses	2,601	3,570	10,291	4,955
Change in fair value of the
interest component of
cross-currency swaps	(13,394)	21,302	(8,985)	18,519

Total earnings before income
tax and fixed charges, as adjusted	$316,097	$278,468	$617,699	$556,495

Earnings before income tax
and fixed charges	67.4x	53.7x	65.6x	53.6x

Earnings before income tax
and fixed charges, as adjusted	65.2x	59.0x	65.7x	56.0x

EXH 12-1